UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OI S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851500**

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

November 26, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 258,592,500 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 258,592,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 258,592,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (2)
14.	TYPE OF REPORTING PERSON IA, PN

(1)	Of this amount of common shares, without par value (“Common Shares”), 218,569,400 are held in the form of 43,713,880 American Depositary Shares (“ADSs”).
(2)	Based on 2,262,901,279 Common Shares, as reported on the Issuer’s prospectus filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission (the “SEC”) on November 13, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 258,592,500 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 258,592,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 258,592,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (2)
14.	TYPE OF REPORTING PERSON HC, OO

(1)	Of this amount of Common Shares, 218,569,400 are held in the form of 43,713,880 ADSs.
(2)	Based on 2,262,901,279 Common Shares, as reported on the Issuer’s prospectus filed pursuant to Rule 424(b)(2) with the SEC on November 13, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,020,525
	8.	SHARED VOTING POWER: 258,592,500 (1)
	9.	SOLE DISPOSITIVE POWER: 2,020,525
	10.	SHARED DISPOSITIVE POWER: 258,592,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 260,613,025
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (2)
14.	TYPE OF REPORTING PERSON HC, IN

(1)	Of this amount of Common Shares, 220,589,925 are held in the form of 44,117,985 ADSs.
(2)	Based on 2,262,901,279 Common Shares, as reported on the Issuer’s prospectus filed pursuant to Rule 424(b)(2) with the SEC on November 13, 2018.

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on August 6, 2018, as amended by Amendment No. 1 filed on August 31, 2018 (the “Original Schedule 13D”, and together Amendment No. 2, the “Schedule 13D”).

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by deleting the first sentence in its entirety and replacing it with the following:

“The disclosure in Items 4 and 5 is incorporated herein by reference.”

Item 3 is also amended and supplemented by adding the following:

“On November 22, 2018, certain of the Funds and Managed Accounts received 31,529,274 transferable rights to acquire shares of Common Stock (the “Share Rights”) as part of a rights offering conducted by the Issuer (the “Rights Offering”). On November 23, 2018, certain of the Funds and Managed Accounts received 53,537,752 transferable rights to acquire Common Share ADSs (the “ADS Rights”) as part of the Rights Offering. In addition, on November 21, 2018, Mr. Tananbaum received 107,785 ADS Rights. Each Share Right allows the holder to subscribe for one share of Common Stock and each ADS Right allows the holder to subscribe for one Common Share ADS on the terms and subject to the conditions specified in the prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) by the Issuer pursuant to Rule 424(b)(2) on November 13, 2018.”

ITEM 5.	Purpose of Transaction.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is based on 2,262,901,279 Common Shares, as reported on the Issuer’s prospectus filed pursuant to Rule 424(b)(2) with the SEC on November 13, 2018.

(c)

On October 30, 2018, certain of the Funds and Managed Accounts exercised 2,676,519 warrants for 2,676,519 Common Stock ADS. The exercise price was US$ .0538 cents per warrant, which was paid in cash.

On October 31, 2018, certain of the Funds and Managed Accounts purchased an aggregate of 3,700,000 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a price of BRL 2.74 per share .

On November 9, 2018, certain of the Funds and Managed Accounts purchased an aggregate of 1,462,700 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 2.93 per share. These shares were purchased in multiple transactions at prices ranging from BRL 2.90 to BRL 2.94.

On November 21, 2018, certain of the Funds and Managed Accounts purchased an aggregate of 5,000,000 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.74 per share. These shares were purchased in multiple transactions at prices ranging from BRL 1.71 to BRL 1.74.

On November 26, 2018, certain of the Funds and Managed Accounts purchased an aggregate of 7,995,300 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.51 per share. These shares were purchased in multiple transactions at prices ranging from BRL 1.49 to BRL 1.51.

On November 26, 2018, certain of the Funds and Managed Accounts purchased an aggregate of 23,900 Common Share ADSs in open market transactions through a brokerage entity on the New York Stock Exchange at a weighted average price of US$ 1.88 per share. These shares were purchased in multiple transactions at prices ranging from US$ 1.86 to US$ 1.89.

On November 27, 2018, certain of the Funds and Managed Accounts purchased an aggregate of 3,386,100 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.48 per share. These shares were purchased in multiple transactions at prices ranging from BRL 1.43 to BRL 1.50.

On November 27, 2018, certain of the Funds and Managed Accounts purchased an aggregate of 3,545,584 Common Share ADSs in open market transactions through a brokerage entity on the New York Stock Exchange at a price of US$ 1.82 per share.

The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in the paragraphs of this Item 5(c).

(d) The disclosure in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 2018

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum